April 20, 2011

George J. Zornada
Phone: 617.261-3231
Fax:  617.261.3175
george.zornada@klgates.com
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Brion R. Thompson, Esq.

RE:         Salient MLP & Energy Infrastructure Fund
File Nos.:  333-172654; 811-22530

Dear Mr. Thompson:

We have received the Staff’s comments on the registration statement filed on Form N-2 on March 7, 2011 (the “Registration Statement”) for Salient MLP & Energy Infrastructure Fund (the “Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated April 6, 2011.  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund, after filing its required seed audit financial statements in a pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, in late May, 2011.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Cover Page

1.
Please revise the disclosure here and where appropriate throughout the registration statement to clarify that, consistent with “MLP and Energy Infrastructure” in the Fund’s name, the Fund will invest at least 80% of its assets in master limited partnerships and energy infrastructure companies.  See Rule 35d-1 under the Investment Company Act of 1940.  Also, disclose the criteria used to determine if a company is an “energy infrastructure” company (e.g., 50% of assets and/or revenue are derived from “energy infrastructure” activities).

Response: The requested changes have been made.

Prospectus Summary Investment Policies, pages 1-2

2.
Disclosure in the fourth bullet point states that the Fund may invest up to 25% of it assets in subsidiary C corporations which in turn may invest up to 100% of their assets in Master Limited Partnerships.  Please inform us whether the Fund has obtained a formal tax opinion regarding the possible impact of the Fund’s investment in subsidiary C corporations on the Fund’s tax status as a RIC under the Internal Revenue Code.

Response: The Fund will receive such an opinion and will file it with a pre-effective amendment to the registration statement.

3.
Please confirm supplementally that any subsidiary C corporation in which the Fund invests will comply with the requirements of the Investment Company Act of 1940 to the same extent as the Fund.  Also, please confirm that any such subsidiary C corporation will execute the Fund’s registration statement or any amendments to the Fund’s registration statement.  In addition, please advise us of the accounting treatment for the Fund’s investment in subsidiary C corporations.  For example, will the financial statements for each subsidiary C corporation be filed separately, or will the Fund file its financial statements on a consolidated basis reflecting the Fund’s investment in any subsidiary C corporations?

Response:  As a supplemental response, the Fund confirms that:  (a) any subsidiary C corporation owned by the Fund will comply with the requirements of the Investment Company Act of 1940 to the same extent as the Fund; (b) any such subsidiary C corporation will execute the Fund's registration statement (and any amendments thereto); and (c) the Fund's financial statements will reflect any Fund investment in a subsidiary C corporation on a consolidated basis. We note that the Fund's independent public accountants have agreed with such consolidated treatment.

Derivatives and Other Strategies, page 3

4.
As derivatives are considered part of the Fund’s principal investment strategy, please review the disclosure in this section and where appropriate throughout the registration statement, including, in particular, under Derivatives risk (page 11), in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: The Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Fund notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments.  The derivatives disclosure has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to assist the Fund in seeking its investment objective.  In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives.  In particular, the disclosure describes the anticipated use of hedging techniques such as interest rate swaps to mitigate potential interest rate risk.  Additionally, the Registration Statement includes example transactions written in plain English in order to illuminate for an investor how the Fund’s investment strategy will operate.

5.
Disclosure in the second paragraph states that the Fund may use short sales transactions.  Please confirm that the Fees and Expenses table will include, as an expense, an estimate of dividends paid on the Fund’s short sales transactions.  See AICPA Audit and Accounting Guide:  Investment Companies, Paragraph 7.42 (May 1, 2009).

Response:  Although Fund reserves the ability to engage in short sales as a hedging technique, the Adviser has no current expectation in this regard and thus there is no expectation of including any such expense.  The disclosure has been reordered to clarify such activities.

6.
The first sentence of the third paragraph states that the Fund may write call options with the purpose of generating income.  As premiums received from writing call options generate gains rather than income, please revise this sentence accordingly.

Response: The requested change has been made.

Risk considerations, page 9

7
Please provide here a summary of the principal risk factors for an investment in the Fund.  Please note that one principal risk which should be disclosed more prominently is the tax risk associated with the Fund’s use of subsidiary C corporations to invest indirectly in Master Limited Partnerships.

Response: The requested changes have been made.

Fees and Expenses, page 13

8.	Please explain to us how the Fund’s share of the fees and expenses associated with its investment in a subsidiary C Corporation, including the Fund’s share of the subsidiary’s Federal corporate income tax liability, will be reflected in the fee table. See Item 3.1 and Instruction 10 to Form N-2.

Response:  While the Fund does not necessarily agree that its wholly-owned subsidiary would accurately be considered an acquired fund, the fee table will list a line item to cover the subsidiary.  We note that the subsidiary is expected to have de minimus expenses.  If the expenses estimated are less than one basis point, the line item may be omitted and such expenses included in Other Expenses, per Form N-2.  Concerning potential tax liability of the subsidiary, we note that it is impossible to predict any level of profit of the subsidiary, much less the tax liability thereon, and the Fund thus would not be able to project any estimate of potential tax liability from the subsidiary's operations.  The Fund nevertheless will include a line item in the fee table entitled "Subsidiary Income Tax Expense” indicating an amount of zero, with a footnote stating "As of the date of this prospectus, we have not commenced investment operations. Because it cannot be predicted whether the Subsidiary will incur a benefit or liability in the future, a tax expense of 0.00% has been assumed."  We note that this is consistent with recent initial public offering of closed-end investment companies that operate as C corporations (non-RIC corporations for tax purposes) that have been declared effective by the staff.

9.
Please revise footnote (2) to the table to add the following disclosure:  “Assuming that the Fund issues [ ] Common Shares in the offering at a total public offering price of [ ], the total offering costs are estimated to be [] (or approximately [ ] per share), of which the Fund would pay offering expenses estimated at $[ ] (or [ ] per share) from the proceeds of the offering, and the Investment Adviser would pay the balance of the offering expenses estimated at [] (or approximately [ ] per Common share).”

Response: The requested changes have been made.

10.	Please restate the information included in footnote (4) in a narrative format to ensure that it will not be confused with the actual fee table.

Response: The requested changes have been made.

SALIENT ENERGY INFRASTRUCTURE FUND, INC., page 15

11.	Please revise this caption to SALIENT MLP AND ENERGY INFRASTRUCTURE FUND.

Response: The requested change has been made.

Risk Factors Delay in Use of Proceeds, page 19

12.	The disclosure states that although the Fund intends to invest the proceeds of this offering within three to six months, such investments may be delayed for an unspecified period after six months under certain circumstances.  Pending investment of the proceeds, the proceeds may be invested temporarily in cash, cash equivalents and various types of debt instruments.  Under Sections 8(b)(1) and 13(a) of the 1940 Act an investment company cannot reserve the freedom of action to take in excess of six months to invest the proceeds of its offering.  Consequently, the investment company would be required to seek its shareholders’ consent to a change of its investment objectives if after six months the investment company had not invested the offering proceeds in accordance with its investment objectives.  Further, we do not consider assets invested in money market securities or cash equivalents to be invested in accordance with the investment company’s stated investment objectives.  Please revise the disclosure accordingly.  See Guide 1 to Form N-2.

Response:  As disclosed, the Fund intends to invest substantially all of its assets within a three to six month period.  After review of the Fund's disclosure, we are not able to identify any language that caused the staff to believe that the disclosure permits the Fund to exceed a maximum of six months for its investment ramp-up period, or states any conditions that could lead to a delay beyond six months.  Moreover, the disclosure provides reasons that could lead to a three to six month delay, and not more, with a statement that during such ramp up period the Fund may invest in cash pending the use of proceeds "as described above," which references the three to six month period.  There are no provisions in the disclosure stating the ability, much less any reservation of freedom of action, for a delay beyond six months.  The Fund has, however, deleted the final sentence of the second paragraph under "Use of Proceeds" stating "That strategy may increase the amount of time it takes to invest the net proceeds from this offering" to avoid any potential uncertainty on the matter raised by the staff.

Risks Associated with an Investment in Initial Public Offerings, page 21

13.	Please discuss the Fund’s investments in IPOs in the Prospectus Summary section.

Response: The requested changes have been made.

Investment Adviser, page 41

14.	Please clarify each portfolio manager’s business experience during the past 5 years with the use of specific dates.

Response: The requested changes have been made.

Statement of Additional Information

Investment Policies, page 4

15.	The disclosure· in fundamental policy (6) states that the Fund intends to concentrate its investments in the Midstream/Energy Sector consisting of

Midstream MLPs, Midstream Companies, Energy Companies and Other MLPs.  As Other MLPs might include MLPs in industries/sectors other than the Midstream/Energy sector, the inclusion of Other MLPs makes the Fund’s industry concentration policy overly broad.  Therefore, please revise the policy by deleting the reference to “Other MLPs.”

Response: The requested changes have been made.

General Comments

16.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

19.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statements.

20.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

21.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses:  The Registrant takes note of the Staff’s comments.  The Fund intends to omit certain pricing information (e.g., total number of shares sold, shares sold by each underwriter, proceeds, etc.) from the prospectus in the last pre-effective amendment in reliance on Rule 430A under the Securities Act.  The Fund is not submitting an exemptive application or no-action request in connection with its registration statement.  The Fund will file a pre-effective amendment reflecting the responses to the Comments set forth in this letter.

* * * * *

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3231.

Sincerely,

  /s/    George J. Zornada
George J. Zornada